FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

July 24, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is July 24, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer amends incentive stock options.

Item 5.	Full Description of Material Change

The Issuer reports that, following review and approval by the Issuer’s Compensation Committee, the Board of Directors has amended the expiry dates and exercise prices of an aggregate of 3,675,000 outstanding incentive stock options to extend the expiry date for up to eighteen months, such that all such options (which were originally granted for a period of two years and which have expiry dates ranging from January 26, 2009 to May 23, 2009) will now expire on July 16, 2010; and to reduce the exercise prices (which currently range from CAD 2.70 to 2.95, with a weighted average exercise price of CAD 2.75) to CAD 1.75.  An aggregate of 2,405,000 of these options are held by insiders and, in accordance with the requirements of the TSX Venture Exchange’s policies, the amendments to such options are subject to the approval of the Company’s “disinterested” shareholders.  Accordingly, approval to the amendments to these insider options will be sought at the 2008 annual general meeting of the shareholders of Issuer to be held on Tuesday, October 21, 2008.

The Board of Directors believe that the stock option repricing is justified, as current management has been working steadily to deliver on its promise to create shareholder value (having identified significant inferred gold resources and currently pushing forward with an aggressive exploration programs to increase those resources and identify additional ones) but the results, and the value thereby created, are not being appropriately recognized in the current market or reflected in the Company’s share price through no fault of management.  The Directors are therefore of the view that the resetting of the exercise price of these options will restore the appropriate incentive to management that the grant of stock options is intended to provide.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

July 24, 2008